NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Michael K. Rafter T 404.322.6627 mike.rafter@nelsonmullins.com	Atlantic Station 201 17th Street, NW | Suite 1700 Atlanta, GA 30363 T 404.322.6000 F 404.322.6050 nelsonmullins.com

March 4, 2019

Via EDGAR

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Office of Financial Services

Washington, D.C. 20549

Re:	Shepherd’s Finance, LLC
Registration Statement on Form S-1
Filed May 1, 2018
SEC File No.: 333-224557

Dear Ms. Long:

On behalf of our client, Shepherd’s Finance, LLC (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-1 filed on May 1, 2018 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Financial Services (the “Staff”) to Daniel M. Wallach, the chairman of the board of managers and the Chief Executive Officer of the Company, dated December 10, 2018. We have reproduced the Staff’s comment in italics and included our response below the comment. The Company has filed today Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, which reflects the response below.

The Offering, page 10

1. We note your response to comment 2 in your letter dated November 28, 2018. Please clarify whether this registration statement covers any new securities you would issue upon an investor’s election to renew the notes. If so, please address why this would not be a delayed offering of the renewal notes. We also note that in addition to the notes you will initially offer with maturities and at rates identified on your cover page, you state that you will issue notes in amounts and at maturities that you will establish from time to time. Please address why the offering of notes with terms established from time to time is not a delayed offering.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Ms. Pamela Long

March 4, 2019

RESPONSE: As stated in prior correspondence, the renewal of a note actually constitutes the issuance of a new note to the investor on the date of maturity of the investor’s old note. The new note is a new security, and is issued pursuant to the Company’s then-current public offering at the then-current interest rates and duration being offered in such offering. At least 30 days prior to a note’s maturity date, the Company sends the investor a renewal notice which includes, among other things, a current prospectus for the Company’s then-current offering, along with the terms currently being offered pursuant to such offering. The interest rates and durations for such notes are stated in the prospectus and any applicable rate supplement. We believe that the foregoing is in keeping with prior SEC commentary and practice for similarly-structured offerings which featured note renewals in the same fashion as those offered by the Company.

In order to address your comment, the Company has removed references to the renewal of notes from the preliminary prospectus, as reflected in Amendment No. 2. The Company hereby confirms that notes issued in prior public offerings and in this offering will not be renewed under this registration statement, although the Company may offer new notes under this registration statement to investors from prior offerings and this offering.

In addition, the Company has modified this registration statement to register notes with fixed durations and at interest rates within a defined range of interest rates for each duration. Accordingly, the terms of the notes are not established from time to time, but rather fixed at the durations and interest rate spreads stated in the preliminary prospectus. We respectfully request that you clear this comment.

If you have any questions, or require additional information or documents, please contact the undersigned (404.322.6627; mike.rafter@nelsonmullins.com) or Ben Russell (404.322.6653; ben.russell@nelsonmullins.com).

Very truly yours,

/s/ Michael K. Rafter
Michael K. Rafter

cc:      Mr. Daniel M. Wallach